APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

BMORE ICE LLC
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period 12/31/2019
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-

TOTAL ASSETS	**$ -**		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		
Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		
EQUITY			
Capital Stock/Partner's Equity	-		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	-		
TOTAL LIABILITIES & EQUITY	**$ -**		
Balance Sheet Check	-		

BMOREICE LLC
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period 1/1/2019 to 12/31/2019
REVENUES	
Sales	$ 9,744.00
Other Revenue	-
TOTAL REVENUES	**9,744.00**
COST OF GOODS SOLD	
Cost of Sales	8,136.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	8,136.00
GROSS PROFIT (LOSS)	1,608.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	5,064.00
Deductions	11,404.00
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-

Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	4,832.00
Salaries	-
Payroll Taxes and Benefits	300.00
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	21,600.00
OPERATING PROFIT (LOSS)	(19,992.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ (19,992.00)**

BMORE ICE LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period 12/31/2020
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-

TOTAL ASSETS	**$ -**	
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	
Business Credit Cards	-	
Sales Tax Payable	-	
Payroll Liabilities	-	
Other Liabilities	-	
Current Portion of Long-Term Debt	-	
Total Current Liabilities	-	
Long-Term Liabilities:		
Notes Payable	-	
Mortgage Payable	-	
Less: Current portion of Long-term debt	-	
Total Long-Term Liabilities	-	
EQUITY		
Capital Stock/Partner's Equity	-	
Opening Retained Earnings	-	
Dividends Paid/Owner's Draw	-	
Net Income (Loss)	-	
Total Equity	-	
TOTAL LIABILITIES & EQUITY	**$ -**	
Balance Sheet Check	-	

BMOREICE LLC

Income Statement - unaudited

For the periods ended 12/31/2020

	Current Period 1/1/2020 to 12/31/2020
REVENUES	
Sales	$ 17,062.00
Other Revenue	-
TOTAL REVENUES	**17,062.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	7,592.00
GROSS PROFIT (LOSS)	9,470.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Bad Debts	700.00
Deductions	7,976.00
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-

Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	4,978.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	13,654.00
OPERATING PROFIT (LOSS)	(4,184.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ (4,184.00)**

I, Jennifer Lynn Nicholas, certify that:

1. The financial statements of BMORE ICE included in this Form are true and complete in all material respects; and
2. The tax return information of BMORE ICE included in this Form reflects accurately the information reported on the tax return for BMORE ICE for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature *Jennifer Lynn Nicholas*

Name: Jennifer Lynn Nicholas

Title: Owner